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MADECO S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE FOURTH QUARTER 2002

(Santiago, Chile, March 6, 2003) Madeco S.A. ("Madeco") (NYSE ticker: MAD) announced today its consolidated financial results in Chilean GAAP for the quarter and fiscal year ended December 31st, 2002. All figures are expressed in Chilean pesos as of December 31st, 2002 (the year-over-year CPI variation totaled 3.0%) and US dollar conversions expressed in this report are based on the exchange rate effective on that same date (US$1.00 = Ch$718.61).

1. Madeco's Highlights

    Madeco's consolidated revenues and EBITDA for the year 2002 amounted to approximately US$357 million and US$23.4 million, respectively. The Wire and Cable business unit has suffered a change in the sales mix to lower value-added products due in great part to the stagnation of telecom demand - starting in the second half of 2001, the economic collapse in Argentina and the uncertainty in Brazil during the election period that resulted in the slowdown of investment activity in the country. In the Brass Mills unit, results improved following the closure of production facilities in Argentina, however, the Coins division's results were negatively impacted by the reduction in Euro coin demand. The Aluminum Profiles' results have improved considerably during the year as a consequence of commercial initiatives and the Company's exit from the curtain wall business. Finally, the Flexible Packaging unit suffered the impact of the Argentine collapse in the first half of 2002 but was able to revert the negative tendency in the second half of 2002 due to its reliability as a supplier during the crisis, which resulted in increasing revenues and margins.
    In spite of the negative results for the year 2002, the Company's results for the fourth quarter of 2002 improved versus the same period last year, due to the efforts to increase revenues and reduce costs and expenses. Progress was made by the Company in spite of the negative factors previously mentioned, evidenced by the strengthening of the Argentine Flexible Packaging position and the consolidation of the Aluminum Profiles unit.
    The Company continues to make progress in its financial restructuring program. On December 18, 2002, Madeco signed an agreement with its local and international lenders to reschedule the Company's bank loans for approximately US$120 million. The rescheduling considers an up-front payment of 30% of the total debt and the remaining 70% will be rescheduled for a period of seven years, which includes a grace period of three years. The applicable interest rates are TAB ("Tasa Activa Bancaria" or the Chilean Inter-bank rate) plus 175 basic points for loans denominated in UF and LIBOR plus 220 basic points for loans denominated in US dollars.
    Moreover, on March 4, 2003, the Company reported that Ch$49,400 million of the capital increase currently underway had been subscribed and paid by Quinenco S.A. and its subsidiary, Inversiones Rio Grande S.A. The amount corresponds to 2,058,353,810 shares at a fixed price of Ch$24 per share. The contribution of the Company's largest shareholders implicated that the agreement with its bank lenders can be effective. The Company is in the process of carrying out a capital increase of 3,853,534,135 shares, which was approved at the Extraordinary Shareholders' Meeting held on November 14, 2002.

2. Consolidated Income Statement Highlights (Exhibits 1 & 2)

Year-over-year figures are not directly comparable. The 2002 results include the cessation of production operations in the Company's Argentine Wire and Cable and Brass Mills business, which resulted from the temporary closure of its production facilities since December 2001, as well as the Company's exit from its curtain wall business in 1Q02.

2.1. Revenues

4Q Revenues generated in 4Q02 totaled Ch$54,296 million, a 2.6% increase versus 2001 (Ch$52,934 million). The revenue increase reflects higher sales in the Company's largest unit, the Wire and Cable business unit, due to higher sales of copper rod in 4Q02 and negative net sales from the optical fiber operation in 4Q01 as a consequence of the devaluation of the real currency against the US dollar and sales reversals stemming from the economic and political crisis in Argentina. The increased sales of the Wire and Cable unit were partially offset by lower revenues generated by the Argentine Brass Mills operation, a drop in revenues from the coins division and the exit of the curtain wall business.

YTD In 2002, revenues amounted to Ch$256,283 million, a 25.0% decrease versus the Ch$341,869 million reported in the previous year.

2.2. Gross Income and Gross Margin

4Q Gross income amounted to Ch$6,557 million in 4Q02, a 3,6% increase versus the Ch$6,330 million registered in 4Q01. The improved fourth quarter's gross results reflect higher performance in three of the Company's business units, most notably, the Brass Mills unit (+42,0%) due to the sustainable upturn in the results generated by the Argentine operation and the stronger performance of the Aluminum Profiles business. On the other hand, the Wire and Cable unit's gross result was negatively affected by the higher proportion of lower value-added products and the weaker performance of the Chilean division, the effects of which were partially offset by the improvement in the Argentine operations.

YTD Amounted to Ch$31,696 million in 2002, a 31.7% decrease versus the Ch$46,375 million obtained in the same period last year. The Company's gross margin in 2002 amounted to 12.4% versus 13.6% in 2001.

2.3. Operating Income and Operating Margin

4Q The Company's operating loss amounted to Ch$953 million in 4Q02, compared to the loss of Ch$1,265 million generated in the same period of 2001. The result reflects losses in the Wire and Cable (-Ch$1,669 million) and Brass Mills (-Ch$323 million) units, partially compensated by operating gains in the Flexible Packaging (+Ch$251 million) and Aluminum Profiles (+Ch$788 million) units.

YTD Amounted to Ch$4,003 million in 2002, a reduction from the Ch$10,986 million generated in 2001. The consolidated operating margin for the period was 1.6%, compared to 3.2% generated in the previous year.

2.4. Non-Operating Results

4Q The Company's non-operating loss in 4Q02 amounted to Ch$6,019 million, versus a loss of Ch$34,162 million in the same period last year.
    Price-level restatement and translation losses: amounted to a Ch$11,277 million gain in 4Q02 versus a Ch$934 million loss in 4Q01. In 2002, the translation gain resulted primarily from the revaluation of the Chilean peso versus the US dollar (+Ch$4,796 million), a provision reversal and the revaluation of the Argentine peso (+Ch$4,894 million).
    Other non-operating expenses: amounted to Ch$13,481 million in 4Q02 versus Ch$28,007 million in 4Q01. The Company recorded an allowance for valuation of fixed assets in Argentina (Ch$4,694 million), adjustments to the realizable value of assets held for sale (Ch$1,776 million) and provisions for write-off of supplies (Ch$1,642 million). In 4Q01, the Company registered extraordinary provisions related to the valuation of fixed and other assets in Argentina and non-recurring non-operating provisions; the most significant were the final resolution of Madeco Chile's 1989-1990 labor dispute and provisions for other labor related contingencies in the various subsidiaries, adjustments to the value of fixed assets for sale, additional expenses associated with the completion of the Uruguayan curtain wall project and expenses related to the aforementioned restructuring activities.
    Net financial expenses: amounted to Ch$3,673 million in 4Q02, 21.0% lower than the Ch$4,649 million recorded in 4Q01; the decrease reflects a reduction of interest rates as well as a decrease in financial debt versus the previous year.
    Other non-operating income: amounted to an Ch$93 million loss in 4Q01, versus an Ch$351 million gain in 4Q02.

YTD Amounted to a non-operating loss of Ch$47,575 million of 2002 versus a Ch$63,496 million loss in 2001. The decrease in non-operating losses was the result of lower price level restatement and translation losses (Ch$8,442 million in 2002 versus Ch$13,611 million in 2001), a drop in other non-operating expenses (from Ch$31,326 million in 2001 to Ch$20,011 million in 2002) and a decrease in net financial expenses (from Ch$19,929 million in 2001 to Ch$17,522 million in 2002).

2.5. Net Income

4Q The net loss before taxes in 4Q02 amounted to Ch$6,972 million, versus a loss of Ch$35,427 million in 4Q01.
    Income tax credits in 4Q02 and 4Q01 amounted to Ch$3,111 million and Ch$4,428 million, respectively.
    The Company's minority interest primarily reflects the proportion of net income/loss corresponding to the minority shareholders of the Company's subsidiaries Alusa and Optel. The Company's minority interest in 4Q02 amounted to a Ch$405 million expense versus a Ch$2,544 million credit in 4Q01.

The Company's net loss after taxes in 4Q02 amounted to Ch$4,279 million versus a Ch$28,364 million loss a year ago.

YTD The net loss before taxes in 2002 amounted to Ch$43,571 million, versus a Ch$52,510 million loss in 2001.
    Income taxes in 2001 and 2002 amounted to Ch$431 million and a Ch$1,402 million credit, respectively.
    The Company's minority interest amounted to a Ch$1,998 million credit in 2002 and a Ch$1,321 million credit in 2001.

The Company's net loss after taxes in 2002 amounted to Ch$40,166 million versus a net loss of Ch$51,599 million a year ago.

2.6. Foreign Currency Translation

The cumulative adjustments from foreign currency translation resulted from the adoption in 1998 of Technical Bulletin 64 and corresponds to the net differences between changes in the Chilean Consumer Price Index (CPI) and the devaluation or revaluation of the Chilean peso against the US dollar arising from foreign investments and related liabilities which have been designated as hedges.

4Q At the equity level, the negative adjustment from foreign currency translation for the Company amounted to Ch$11,788 million in 4Q02.

YTD At the equity level, the positive adjustment from foreign currency translation amounted to Ch$11,665 million in 2002, which partially offset the effect of the losses for the period (Ch$40,166 million).

3. BUSINESS UNIT ANALYSIS (Exhibits 5 & 6)

The following discussion of the Company's four business units focuses on year-over-year performance for the fourth quarter period. The fourth quarter and twelve-month period results by business unit are included in the exhibits following the text of this report.

3.1. Wire & Cable

Revenues generated in the Wire and Cable unit amounted to Ch$25,574 million in 4Q02, a 18.6% increase versus Ch$21,567 million in 4Q01, reflecting higher revenues of copper rod in 4Q02 and an optical fiber's revenue reversal recorded in 4Q01. Volume sales of metallic cables decreased 11.8%, caused by the drop-off in telecom cable demand and lower sales of aluminum bare wire, thermo-plastic cables and copper rod.

Gross income totaled Ch$1,436 million in 4Q02, representing a 28.6% decrease versus the Ch$2,011 million generated in 4Q01, reflecting lower volume sales and a higher proportion of relatively lower value-added products in the sales mix, thereby negatively impacting gross margin (9.3% in 4Q01 and 5.6% in 4Q02).

Subsequent to the drop-off in cable demand, which began in 4Q01, the Company implemented multiple restructuring measures at year-end 2001, most particularly in Brazil and Argentina; as a consequence of the restructuring initiatives, overall year-over-year 4Q SG&A expenses for the Wire and Cable unit dropped 14.7% (from Ch$3,640 million in 4Q01 to Ch$3,105 million in 4Q02). Nevertheless, due to the continued pronounced decline in sales activity during 2002, the operating loss for 4Q02 amounted to Ch$1,669 million, versus a Ch$1,628 million loss in 4Q01.

3.1.1. Brazil: Revenues in 4Q02 amounted to Ch$11,138 million, a 7.6% decrease from Ch$12,050 million generated in 4Q01. The drop in net sales reflects a 19.8% volume sales decline versus last year; in particular, the Brazilian operation registered lower volume sales of aluminum bare wire (-44%) and copper thermo-plastic cables (-15%).

COGS decreased 5.4%, from Ch$11,378 million in 4Q01 to Ch$10,763 million in 4Q02, and reflects the volume sales decline as well as the Company's fixed cost structure reduction, partially offset by higher utility costs and an increase in depreciation expenses. SG&A expenses decreased 22.7%, from Ch$1,248 million in 4Q01 to Ch$965 million in 4Q02, and reflects lower fixed cost structure, salary expenditures and unrecoverable provisions. Operating loss amounted to Ch$576 million in 4Q01 versus a loss of Ch$590 million in 4Q02.

3.1.2. Optical Fiber: For 4Q02, Optel generated revenues of Ch$35 million versus negative revenues amounting to Ch$3,793 million, as a consequence of the devaluation of the real currency against the US dollar and sales reversals stemming from the economic and political crisis in Argentina.

COGS for the 4Q01 period amounted to a credit of Ch$2,270 million, and reflect the cable returns from the Company's customers. In 4Q02, the Company's optical fiber operation registered COGS of Ch$77 million. SG&A expenses amounted to Ch$71 million in 4Q02 versus Ch$644 million in 4Q01. The unit's operating loss for 4Q02 amounted to Ch$113 million, versus an operating loss of Ch$2,166 million in 4Q01.

3.1.3. Chile: Revenues amounted to Ch$8,810 million in 4Q02, a 11.4% decrease compared to Ch$9,815 million generated in 4Q01; the decreased revenues reflect a 18.6% volume reduction, partially offset by an increase in average prices. The volume decrease reflects lower copper rod sales, a decrease in both local sales of telecom cables and copper bare wire.

COGS increased 7.3%, from Ch$8,011 million in 4Q01 to Ch$8,594 million in 4Q02. The COGS increase reflects higher copper, plastic and insulation prices partially offset by lower volume sales. SG&A expenses decreased 14.1%, from Ch$1,031 million in 4Q01 to Ch$886 million in 4Q02, reflecting reductions in personnel and a change in criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Analyzing the combined SG&A expenses for the Chilean Wire and Cable and PBS operations, the 4Q02 amount totaled Ch$2,760 million, a 36.6% increase versus 4Q01 (Ch$2,021 million), due mainly to fees from the consulting services, other third party services and severance indemnities. The operating income was Ch$772 million in 4Q01 versus an operating loss of Ch$670 million in 4Q02.

3.1.4. Peru: Revenues increased 46.4%, from Ch$4,518 million in 4Q01 to Ch$6,615 million in 4Q02. The revenue growth reflects a 29.9% volume sales increase resulting from higher copper rod export sales to Venezuela, increased sales of copper telecom cable to Ecuador and other thermo-plastic sales due to a slow reactivation of the construction sector and demand from electrical companies. The volume increases were partially offset by lower sales of thermo-stable cables from electrical companies due to the government's postponement of its rural electrification expansion.

COGS amounted to Ch$5,732 million in 4Q02, a 65.4% increase versus Ch$3,466 million incurred in 4Q01, due principally to volume growth. The COGS increase outpaced revenue growth due to a higher percentage of relatively lower value-added products in the sales mix (exports primarily consisted of copper telecom cables in 2001 and copper rod in 2002), partially compensated by a slight increase in productivity levels. SG&A expenses remained almost flat, from Ch$424 million in 4Q01 to Ch$420 million in 4Q02. Operating income amounted to Ch$463 million in 4Q02, a 26.3% drop versus Ch$628 million in 4Q01.

3.1.5. Argentina: Revenues amounted to Ch$262 million in 4Q02, representing a 70.3% decrease versus Ch$881 million generated in 4Q01. As discussed earlier, the Company's Argentine operations have been temporarily closed as a consequence of the country's deep economic recession.

COGS dropped 75.1%, from Ch$1,070 million in 4Q01 to Ch$266 million in 4Q02. SG&A expenses decreased 74.7%, from Ch$292 million in 4Q01 to Ch$74 million in 4Q02. Both the COGS and SG&A expenses reflect the operation's minimal sales activity. The Company's operating loss in 4Q02 amounted to Ch$78 million versus a Ch$482 million loss in the same period a year ago.

3.2. Brass Mills

Revenues for the Brass Mills unit in 4Q02 totaled Ch$12,615 million, representing a 11.7% decrease versus Ch$14,292 million generated in 4Q01. The revenue decline in 2002 reflects the temporary closure of the Company's Argentine PBS production facilities and lower sales activity in the coin division.

Gross income increased 42.0%, from Ch$1,495 million in 4Q01 to Ch$2,123 million in 4Q02, reflecting positive gross income in the Argentine PBS division in 4Q02 versus a loss in 4Q01. The Brass Mills unit's operating income for 4Q02 was a Ch$323 million loss, compared to a Ch$193 million loss recorded in 4Q01, due mainly to significantly reduced operating losses in the Argentine business, which were partially offset by a performance decline in the Chilean PBS ad coin divisions.

3.2.1. Chile-PB&S: Revenues decreased 2.7% from Ch$10,947 million in 4Q01 to Ch$10,652 million in 4Q02, reflecting a slight increase in average prices, partially offset by a 3.9% drop in volume sales. The Company's volume sales of copper pipes decreased (22.3%) due to depressed demand in Latin American countries especially Venezuela and stocks adjustments of our US clients due to the threat of impending war. On the other hand, sales of copper sheets increased 22.3% due to higher export sales to Europe.

COGS totaled Ch$8,703 million in 4Q02, a 1.0% decrease versus Ch$8,787 million recorded in 4Q01. The slight COGS decrease reflects lower volume sales and lower salary expense, partially offset by higher copper and aluminum prices. SG&A expenses grew 85.3%, from Ch$990 million in 4Q01 to Ch$1,834 million in 4Q02, reflecting a change in criteria for the allocation of SG&A expenses between the Chilean Wire and Cable operation and the Chilean PBS operation. Analyzing the combined SG&A expenses for the Chilean Wire and Cable and PBS operations, the 4Q02 amount totaled Ch$2,760 million, a 36.6% increase versus 4Q01 (Ch$2,021 million), due mainly to fees from the consulting services, other third party services and severance indemnities. Operating profit for 4Q02 amounted to Ch$116 million, compared to Ch$1,170 million in 4Q01.

3.2.2 Argentina-PB&S: Given the temporary shutdown of Decker-Indelqui's operations, revenues in 4Q02 amounted to Ch$708 million, 48.7% lower than the Ch$1,381 million generated in 4Q01. COGS decreased 75.8%, from Ch$2,664 million in 4Q01 to Ch$644 million in 4Q02. SG&A expenses amounted to Ch$265 million in 4Q01 and Ch$279 million in 4Q02. The COGS and SG&A expense decreases reflect the significantly reduced activity and include the costs and expenses related to the sale of existing product inventory. The Argentine unit's operating loss in 4Q02 amounted to Ch$215 million, significantly lower than the Ch$1,549 million operating loss recorded in 4Q01.

3.2.3. Coin unit: Revenues decreased 27.3%, from Ch$2,999 million in 4Q01 to Ch$2,180 million in 4Q02, reflecting a 40.4% decrease in volume sales as a consequence of the decline in Euro coin demand and an excess of installed production capacity in the coin industry, which implied lower average prices in 2002. The revenue decreases were partially offset by higher third party processing revenue, primarily to the Chilean Mint.

COGS decreased 15.7%, from Ch$2,391 million in 4Q01 to Ch$2,016 million in 4Q02. COGS decreased primarily due to lower volume sales as well as a decrease in raw material costs (in 2002 the Company began using re-processed metals to drive costs down), partially offset by higher provisions due to the adjustment of inventories. SG&A expense increased 5.7%, from Ch$261 million in 4Q01 to Ch$276 million in 4Q02, due to higher third party-services, partially offset by lower salary expenditures and a reduction in the fixed-cost structure. Operating income decreased from a Ch$347 million profit in 4Q01 to a Ch$112 million loss in 4Q02.

3.3. Flexible Packaging

3.3.1. Chile: Total revenues for 4Q02 were Ch$6,976 million, a 4.7% decrease versus Ch$7,320 million in 4Q01, explained by a 2.8% increase in volume sales, partially offset by lower average prices and a change in the sales mix towards relatively lower value-added products. Export volume sales increased versus last year, reflecting improved relationships with some of its international clients. The improved export sales were partially offset by lower domestic sales.

COGS amounted to Ch$6,179 million in 4Q02, a 2.5% decrease versus the Ch$6,338 million reported in 4Q01. The COGS decrease reflects higher volume sales which were partially offset by lower raw material costs (a decline in prices as well as a reduction in scrap levels), lower salary expense, a decrease in overtime expense and a reduction in depreciation expense. The Company's SG&A expenses increased 0.7%, from Ch$536 million in 4Q01 to Ch$540 million in 4Q02, primarily the consequence of a reduction in personnel, partially offset by the reclassification of SG&A expenses to other non-operating expenses. The Chilean packaging unit's operating income dropped 42.2% (from Ch$445 million in 4Q01 to Ch$257 million in 4Q02).

3.3.2. Argentina: Total net sales in 4Q02 amounted to Ch$2,215 million, a 16.8% decrease versus Ch$1,896 million generated in the same period last year. The revenue reflects lower volume sales (16.9%).

COGS increased 5.5%, from Ch$1,816 million in 4Q01 to Ch$1,915 million in 4Q02. SG&A expenses amounted to Ch$80 million in 4Q02, a 58.8% decrease versus 4Q01 (Ch$194 million). The year-over-year variations in COGS and SG&A expenses reflect the drop in raw material prices as well as a reduction in personnel expense due to a salary reduction, which was implemented as a consequence of the country's economic crisis. The operating income amounted to Ch$219 million in 4Q02, an improvement versus the Ch$114 million loss obtained in 4Q01.

3.4. Aluminum

3.4.1. Aluminum Profiles: Net sales remained flat in 4Q02 versus the same period last year (Ch$6,852 million), reflecting an increase in average prices, which was partially offset by lower volume sales (-2.7%) which were affected by the reduced domestic demand and lower export volume sales (since 2Q02, Chilean manufactured profiles exported to Peru are subject to additional customs duties, making them less competitive).

COGS decreased 2.9%, from Ch$5,165 million in 4Q01 to Ch$5,014 million in 4Q02, mainly due to improvements in productivity levels, partially offset by an increase in raw material costs (in 2001, the Company used a higher portion of re-processed material). SG&A expenses dropped 14.2%, from Ch$1,123 million in 4Q01 to Ch$963 million in 4Q02, due mainly to a reduction in general expenses. Operating income for the profiles unit amounted to Ch$874 million in 4Q02, a notable improvement versus Ch$564 million generated in 4Q01.

3.4.2. Curtain Walls: At the beginning of the year 2002, as a consequence of the strategic decision to focus solely on the fabrication of aluminum profiles, the Company decided to exit the complementary curtain wall business segment. The operating figures reported during 4Q02 reflect the completion of the Uruguayan Torre Antel project.

Revenues for 4Q02 amounted to Ch$63 million versus Ch$1,006 million generated in 4Q01. COGS decreased from Ch$933 million in 4Q01 to a Ch$1 million credit in 4Q02. SG&A expenses amounted to Ch$31 million in 4Q02, versus Ch$293 million in 4Q01. The operating income for the curtain wall unit amounted to Ch$34 million in 4Q02, a significant improvement versus the Ch$220 million loss registered last year.

4. BALANCE SHEET ANALYSIS (EXHIBIT 7)

4.1. Assets: Total assets of the Company as of December 2002, were Ch$378,152 million, a 9.3% decrease compared to Ch$416,840 million at December 2001. The primary differences were:

    Current assets amounted to Ch$120,795 million at December 2002, a 21.4% decrease compared to Ch$153,778 million at December 2001. The drop in Current Assets includes a decline in Inventories (-26.1%) as well as a decrease in total Accounts and Notes Receivables (-28.9%), reflecting both the Company's efforts to reduce working capital as well as the lower sales activity levels. Recoverable Taxes also dropped (-50.8%) due primarily to the devaluation of the Brazilian real and Argentine peso.
    Fixed assets decreased 2.3%, from Ch$205,976 million at December 2001 to Ch$201,232 million at December 2002, and reflect the fact that capital expenditures in 2001 were lower than the Company's annual depreciation expense.
    Other assets amounted to Ch$56,124 million in 2002, 1.7% lower than the Ch$57,086 million in 2001, the primary variation being a decrease in long-term receivables.

4.2. Liabilities: Total liabilities of the Company as of December 2002, were Ch$265,535 million, a 3.3% decrease compared to Ch$274,675 million at December 2001. The primary differences were:

    Bank Debt amounted to Ch$155,425 million in 2002, a 1.9% decrease versus Ch$158,360 million recorded in 2001. The Company paid a portion of its bank loans during the year 2002, the effect of which was partially offset by the devaluation of the Chilean peso which affected credits expressed in US dollars. In addition, a portion of the Company's bank loans was reclassified from the long-term to short-term (Current Bank Debt increased 28.9% and Long-Term Bank Debt decreased 65.5% versus a year ago).
    Bonds decreased 2.2%, from Ch$70,588 million in 2001 versus Ch$69,006 million in 2002 due to the payment of the Company's bond Serie B (Ch$1,557 million).
    Accounts and Notes Payables were Ch$18,298 million in 2002, a 20.0% decrease compared to Ch$22,859 million last year, due to the Company's efforts to reduce working capital as well as the lower sales activity.

4.3. Shareholders' Equity: Total Shareholders' Equity of the Company as of December 2002 was Ch$99,232 million, down 21.9% compared to Ch$127,043 million at December 2001. The main difference was higher losses recorded in Retained Earnings, which amounted to a Ch$77,580 million loss in 2002 versus a Ch$37,414 million loss in 2001.

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Madeco, formerly Manufacturas de Cobre MADECO S.A., was incorporated in 1944 as an open corporation under the laws of the Republic of Chile and currently has operations in Chile, Brazil, Peru and Argentina. Madeco is a leading Latin American manufacturer of finished and semi-finished non-ferrous products based on copper, aluminum and related alloys, as well as a manufacturer of flexible packaging products for use in the packaging of mass consumer products such as food, snacks and cosmetics products.

Readers are cautioned not to place undue reliance on the forward looking statements included in the above text, which speak only as the date hereof. The Company undertakes no obligation to release publicly the result of any revisions to these forward- looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company's business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.